January 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:  TELESTONE TECHNOLOGIES CORPORATION

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated January 20, 2010, of Telestone Technologies Corporation and are in agreement with the statements contained in paragraphs 1, 2, 3 and 5 on page 2 therein.  We have no basis to agree or disagree with other statements contained therein.

Respectfully,

/s/ QC CPA Group, LLC